Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Sequoia Fund, Inc:

We consent to the use of our report dated February 23, 2016, with respect to the statement of assets and liabilities, including the schedule of investments, of Sequoia Fund, Inc. (the “Fund”), as of December 31, 2015, and the related statements of operations and changes in net assets, and the financial highlights for the year then ended, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Custodian, Registrar and Shareholder Servicing Agent, Counsel and Independent Registered Public Accounting Firm” and “Financial Statements and Report of Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

April 27, 2016